Exhibit (a)(5)(B)

PRESS RELEASE

FOR IMMEDIATE RELEASE

SAVARIA ANNOUNCES SUCCESSFUL COMPLETION OF ITS TENDER OFFER TO

PURCHASE ALL OF THE OUTSTANDING SHARES OF SPAN-AMERICA MEDICAL

SYSTEMS, INC.

Laval, Quebec, June 16, 2017 – Savaria Corporation (TSX: SIS) (“Savaria” or the “Corporation”) is pleased to announce that it expects to complete today the acquisition of Span-America Medical Systems, Inc. (“Span-America”), following the successful completion of its tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock of Span-America (“Span-America Shares”) at US$29.00 per share. The tender offer was effected by Savaria’s indirect wholly-owned subsidiary Savaria (SC) Inc. (the “Purchaser”).

The depositary under the Tender Offer has advised the Purchaser that, as of the expiration of the Tender Offer at 5:00 p.m. (EDT) on June 15, 2017, 2,406,035 Span-America Shares (excluding shares with respect to which notices of guaranteed delivery were delivered but which shares were not yet delivered) had been validly tendered and not validly withdrawn, representing approximately 87.03% of the outstanding Span-America Shares. As a result, all of the conditions to the Tender Offer have been satisfied, and the Tender Offer has not been extended.

All of the Span-America Shares that were validly tendered in the Tender Offer and not validly withdrawn have been accepted for purchase and will be promptly paid for by the Purchaser.

As a result of (i) the acceptance of the Span-America Shares tendered in the Tender Offer and (ii) the issuance of Span-America Shares by Span-America to the Purchaser upon the Purchaser’s exercise of the “top-up option” as provided for in the merger agreement with Span-America, Savaria expects to complete the acquisition of Span-America through a “short form” merger under South Carolina law today. Pursuant to such merger, other than as described in the offer to purchase pursuant to which the Tender Offer was made, each Span-America Share will be automatically converted into the right to receive US$29.00 per share. Upon consummation of the merger, Span-America will become an indirect wholly-owned subsidiary of Savaria.

As a further result of the conditions to the Tender Offer having been satisfied and the acceptance of the Span-America Shares tendered into the Tender Offer, the 2,760,000 subscription receipts of the Corporation (the “Subscription Receipts”) issued pursuant to its previously announced “bought deal” private placement will be converted today, on a one-for-one basis, into 2,760,000 common shares of Savaria (“Common Shares”), and the proceeds from the issuance and sale of the Subscription Receipts (less the remaining 50% of the underwriting fee and the amount necessary to pay the Special Interest payment described below) will be released to Savaria.

The holders of Subscription Receipts will also receive an amount of C$0.065 per Common Share underlying each Subscription Receipt (the “Special Interest”), which is equal to the dividend per Common Share declared by Savaria on May 11, 2017 and paid on June 6, 2017 to holders of Common Shares of record as of May 23, 2017.

As all of the Subscription Receipts were settled through the non-certificated inventory system of CDS Clearing and Depository Services Inc., holders of Subscription Receipts do not need to take any action in order to receive the Common Shares or Special Interest to which they are entitled.

The Common Shares underlying the Subscription Receipts are subject to a statutory hold period which expires on September 19, 2017.

About Savaria

Savaria Corporation (savaria.com) is one of North America’s leaders in the accessibility industry. It provides accessibility solutions for the elderly and physically challenged to increase their mobility and independence. The diversity of its product line is one of the most comprehensive on the market. Savaria designs, manufactures, distributes and installs accessibility equipment, such as stairlifts for straight and curved stairs, vertical and inclined wheelchair lifts, as well as elevators for home and commercial use. In addition, it converts and adapts vehicles to be wheelchair accessible. It also operates a network of franchisees and corporate stores through which new and recycled accessibility equipment is sold and, in certain locations, vehicle conversions are performed. Savaria operates a plant located in Huizhou (China) which increases its competitive edge. Savaria records close to 60% of its revenue outside Canada, primarily in the United States. It operates a sales network of some 400 retailers and affiliates in North America and employs some 500 people. Its principal places of business are located in Laval (Quebec), Brampton (Ontario) and Huizhou (China).

Cautionary Notice Regarding Forward-Looking Statements

This press release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could" or similar words suggesting future outcomes or language suggesting an outlook.

Forward-looking information contained in this press release is based on the current beliefs of the Corporation as well as assumptions made by, and information currently available to, the Corporation. Although the Corporation considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect.

By its very nature, the forward-looking information included in this press release involves inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information will not be achieved. Readers are cautioned not to place undue reliance on this forward-looking information as a number of important factors could cause the actual results to differ materially from those expressed in such forward-looking information. These factors include, but are not limited to, those risks associated with completing the acquisition of Span-America through a “short form” merger under South Carolina law. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. For information identifying further known risks and uncertainties and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking information, please refer to the heading “Risks and Uncertainties” in Savaria’s most recent Management's Discussion and Analysis which can be found at www.sedar.com. When relying on forward-looking information to make decisions with respect to Savaria, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For further information:

HélèHélène Bernier, CPA, CA Vice-President, Finance 1-800-931-5655, ext. 248 helene.bernier@savaria.com	Marcel Bourassa President and Chief Executive Officer 1-800-661-5112 marcel.bourassa@savaria.com

www.savaria.com

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